Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oclaro, Inc.

Commission File No.: 000-30684

Excerpts from edited transcript of Lumentum Holdings Inc.’s earnings call held on November 1, 2018

Excerpts:

Christopher Coldren – Lumentum Holdings Inc. – SVP, Strategy & Corporate Development and Interim Chief Financial Officer

Thank you, Emily. Welcome to Lumentum’s first quarter fiscal 2019 earnings call. This is Chris Coldren, Interim Chief Financial Officer, Senior Vice President of Strategy and Corporate Development. Joining me on today’s call is Alan Lowe, President and Chief Executive Officer. This call will include forward-looking statements, including statements regarding the markets in which we operate, including potential market sizes; trends and expectations for products and technology, including product development and projected new product releases; purchasing trends and demand for our products; our expected financial performance, expenses and position in the market; as well as statements regarding our pending acquisition of Oclaro.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from our current expectation. We encourage you to review our most recent filings with the SEC, particularly the risk factors described in our 10-Q filing for our first quarter fiscal 2019, which we expect will be on file with the SEC later today; our 10-K filing, which was filed with the SEC on August 28, 2018; and the registration statement on Form S-4 relating to our pending acquisition of Oclaro, which was declared effective on May 31, 2018.

Forward-looking statements we provide during this call, including projections for future performance, are based on our reasonable beliefs and expectations as of today. Lumentum undertakes no obligations to update these statements, except as required by applicable law.

Please also note, unless otherwise stated, all results and projections are non-GAAP. Non-GAAP financials should not be considered as a substitute for or superior to financials prepared in accordance with GAAP.

Our press release with our first quarter fiscal 2019 results is available on our website, www.lumentum.com, under the Investors section and includes additional details about our non-GAAP financial measures and a reconciliation between our GAAP and non-GAAP results. Our website also has our latest SEC filings, which we encourage you to review, and supplementary slides relating to today’s earnings release.

A recording of today’s call will be available by 11:30 a.m. Pacific Time this morning on our website.

Before turning the call over to Alan, we have some additional comments relating to the pending acquisition of Oclaro. First, today’s call is not an offering of securities. The information disclosed today is qualified in its entirety by the S-4 proxy statement/prospectus on file with the SEC in connection with the proposed transaction. We encourage security holders to read the joint proxy statement/prospectus and other documents filed with the SEC carefully as they contain important information about this pending transaction.

Further on the pending Oclaro transaction, we previously mentioned that we have received HSR approval and that Oclaro stockholders approved the transaction at their meeting in July. This merger is subject to certain other closing conditions, including antitrust regulatory approval in China. We continue to work with Oclaro in receiving antitrust approval in China and completing this pending transaction.

Finally, during the Q&A session, please keep in mind that the focus of this call is our earnings report and guidance, and we will not be sharing incremental information relating to the status of our pending acquisition of Oclaro beyond our prepared remarks. None of the trends, uncertainty or guidance discussed today take into account Oclaro.

Now, I would like to turn the call over to Alan for his comments and first quarter market and product highlights.

…

Christopher Coldren

…

Now onto our guidance for the second quarter of fiscal 2019, noting again that all projections are on a non-GAAP basis and do not take into account any effect from the acquisition of Oclaro as we currently cannot predict the timing of the closing. We project net revenue for the second quarter to be in the range of $405 million to $430 million with an operating margin in the range of 28% to 30% and diluted net income or earnings per share to be in the range of $1.60 to $1.75. Notable quarter-on-quarter change in product line revenue in our projections include Telecom being up, driven by continued transport product revenue growth, industrial and consumer being up due to the ongoing 3D sensing ramp, while Datacom being down due to again being selective in sales opportunity.

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Question-and-Answer Session

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Troy Jensen – Piper Jaffray

Alan, maybe for you, could you give us an update on Oclaro and just maybe your thoughts on timing to close the transaction? And I guess I’d be curious to know how their performance has been over the past six months since they’ve been kind of quiet?

Alan Lowe – Lumentum Holdings Inc. – President and Chief Executive Officer

Well, I think you’d have to ask them, but I think, as Chris indicated in the prepared remarks, we’re continuing to work with the China regulatory approval and continue to make progress there. But beyond that, it’s hard to say. I can tell you we’ll close within a couple of days of getting approval, and that’s in the agreement. So that’s why, for instance, our interest expense – our interest income was down as we move more of our investments to cash in preparation of that. So we can’t predict the future, but I would say that we’re making progress and continue to be hopeful that it will happen sooner rather than later.

Troy Jensen

Are there any hard deadlines in the contract where if you don’t get some approvals in certain time frames that it gets shelved?

Alan Lowe

So, yes, certainly, the document is filed publicly, that there are dates that the transaction continues and if the outstanding item is antitrust approval, it will continue for an even further time period. But ultimately, yes, there is an outside date in all acquisition agreements generally.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Lumentum’s expectations, including guidance, strategy, plans or intentions. Lumentum’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that the Oclaro transaction does not close, due to the failure of one or more conditions to closing, or the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that synergies and non-GAAP earnings accretion will not be realized or realized to the extent anticipated; uncertainty as to the market value of the Lumentum merger consideration to be paid in the merger; the risk that required governmental approvals of the merger (including China antitrust approval) will not be obtained or that such approvals will be delayed beyond current expectations; the risk that following this transaction, Lumentum’s financing or operating strategies will not be successful; litigation in respect of either company or the merger; and disruption from the merger making it more difficult to maintain customer, supplier, key personnel and other strategic relationships.

The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended June 30, 2018, which was filed with the SEC on August 28, 2018, our Quarterly Report on Form 10-Q for the quarter ended September 29, 2018, which was filed with the SEC on November 1, 2018 and those discussed under the caption “Risk Factors” in the S-4 filed by Lumentum with the SEC on May 17, 2018, as amended on May 31, 2018, in connection with the Oclaro transaction and in the documents which are incorporated by reference therein. The forward-looking statements in this communication are based on information available to Lumentum as of the date hereof, and Lumentum disclaims any obligation to update any forward-looking statements, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Lumentum Holdings Inc. (“Lumentum”) and Oclaro, Inc. (“Oclaro”), Lumentum filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement of Oclaro that also constitutes a prospectus of Lumentum. The registration statement was declared effective by the SEC on May 31, 2018, and Oclaro commenced mailing the definitive joint proxy statement/prospectus to stockholders of Oclaro on or about June 4, 2018, and the special meeting of the stockholders of Oclaro was held on July 10, 2018.

LUMENTUM AND OCLARO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain these materials and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. Copies of documents filed with the Securities and Exchange Commission by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the Securities and Exchange Commission by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131.

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